UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended February 13, 2008

COMMISSION FILE NUMBER: 000-22216

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

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PRESS RELEASE

PHASE 2 UNDERGROUND DRILLING RESULTS AT PRAIRIE CREEK MINE:
MULTIPLE VEINLETS OF STOCKWORK MINERALIZATIOAN INTERCEPTED

Vancouver – February 8, 2008 - Canadian Zinc Corporation (“TSX-CZN”) is pleased to report drill assay results from the first section of the Phase 2 underground diamond drill program completed late in 2007 from the recently established decline tunnel at the Company’s 100% owned Prairie Creek lead/zinc/silver mine in the Northwest Territories.

Assay results have now been received for the ring of six drill holes completed on Section 50950N, which is the most northerly section drilled to date.  All six holes on this section intersected the Main Vein mineralization and in addition five drill holes reported multiple intercepts of Stockwork-type base metal mineralization.

Vein Mineralization

The Main Vein mineralization, which presently forms the majority of the defined 43-101 mineral resource at Prairie Creek, was intercepted in all six drill holes at approximately the anticipated vein locations projected from previous Phase One drilling. The average grade  of the vein mineralization was somewhat lower than previous sections but  drillhole PCU-07-045 returned a grade of 12.47% Pb, 12.35 % Zn, 187.49 gpt Ag and 0.35% Cu over an estimated true thickness of 2.7 metres.

These intercepts provide further confirmation of continuity of the main vein mineralization defined in the previously completed drilling, which has now been extended over a length of 550 metres drilled at 50 metre centres.  The results on section 50950N, which were not included in the October 2007 NI 43-101 Resource Report completed by Minefill Services Inc.,  will provide additional information to guide future drilling to the north of the existing mineral resource.

Stockwork Mineralization

In addition and of particular interest in the results of this particular section 50950N, is that five of the drill holes also intersected a different style of mineralization characterized by a series of variable, high grade, narrow, base metal bearing tensional-type veinlets and referred to as “Stockwork”.  The sixth hole was targeting only the Vein and was at too steep an angle in relation to stratigraphy to intercept the host to the Stockwork zone.

These sub-vertical veinlets of the Stockwork Zone were intersected beyond the Main Vein and generally occur within 100 metres of the footwall of the Main Vein.   It is not yet understood exactly how these veinlets relate to the Main Vein or how they correlate with each other hence true thicknesses have not been estimated at this time.   Most core intercepts are at shallow angles to the veins.

The multiple stockwork veins were composited together where immediately adjacent to one another, however, a number of them occur as single, narrow, veins, some of which are extremely high grade.   For example, hole 43, which returned six non contiguous stockwork intersections over a total length of 52 metres, included a grade of 21.38% lead, 40.7% zinc and 13 oz. of silver per ton over 0.46 metres.

Further studies of this mineralization are being carried out to better determine the spatial interpretation and incorporate it into the mineral resource model.

Similar stockwork mineralization was previously exposed on the 930 metre mine level and in two surface drill holes in the same general location.  The October 2007 NI 43-101 Resource Report completed by Minefill Services Inc. calculated a Stockwork Zone with a mineral indicated resource of 682,165 tonnes grading 2.7% lead, 5.9% zinc and 51 gpt silver.  The new results from Section 50950N were NOT included in this resource calculation.

Prairie Creek Composite Underground Drilling Intersections: Section 50950N
Hole Number	From (m)	To (m)	Core Length m. (TT)	Dip (°W)	Pb%	Zn%	Ag gm/t	Cu%	Type
PCU-07-042	117.01	121.62	4.61 (4.18)	25	4.34	3.58	137.84	0.46	V
PCU-07-042	132.46	135.52	3.06	25	3.27	5.29	62.60	0.17	STK
PCU-07-042	140.14	140.81	0.67	25	3.02	21.07	112.00	0.39	STK
PCU-07-042	155.19	161.21	6.02	25	3.86	7.92	123.75	0.42	STK
PCU-07-042	165.21	166.79	1.58	25	4.12	12.80	55.84	0.11	STK
PCU-07-042	175.95	184.55	8.60	25	3.96	13.47	77.01	0.18	STK

PCU-07-043	106.31	111.34	5.03 (4.80)	18	1.83	3.21	34.30	0.08	V
PCU-07-043	131.45	133.90	2.45	18	3.26	11.88	70.29	0.16	STK
PCU-07-043	138.48	139.98	1.50	18	2.35	11.65	35.49	0.08	STK
PCU-07-043	152.02	152.48	0.46	18	21.38	40.71	438.00	1.10	STK
PCU-07-043	156.48	162.05	5.57	18	6.48	10.10	80.26	0.14	STK
PCU-07-043	166.09	166.39	0.30	18	6.11	15.97	50.00	0.01	STK
PCU-07-043	183.01	183.31	0.30	18	15.81	29.15	156.00	0.12	STK

PCU-07-044	100.01	106.01	6.00 (5.92)	-9	2.38	2.99	40.67	0.10	V
PCU-07-044	122.00	122.35	0.35	-9	1.58	27.11	175.00	0.74	STK
PCU-07-044	161.57	163.07	1.50	-9	9.05	7.50	171.33	0.26	STK
PCU-07-044	166.07	168.91	2.84	-9	3.27	12.62	78.89	0.25	STK
PCU-07-044	172.58	175.65	3.07	-9	2.06	3.60	48.59	0.13	STK
PCU-07-044	179.75	182.22	2.47	-9	9.22	10.99	147.79	0.34	STK

PCU-07-045	121.62	124.66	3.04 (2.67)	-29	12.47	12.35	187.49	0.35	V
PCU-07-045	141.02	143.02	2.00	-29	1.96	11.82	27.00	0.04	STK
PCU-07-045	156.67	157.17	0.50	-29	14.47	20.65	210.00	0.41	STK
PCU-07-045	181.34	189.77	8.43	-29	7.04	5.95	109.42	0.22	STK
PCU-07-045	198.37	207.58	9.21	-29	2.96	6.95	68.35	0.20	STK

PCU-07-046	160.55	168.87	8.32 (5.97)	-45	1.19	2.96	14.70	0.03	V
PCU-07-046	199.50	201.64	2.14	-45	6.07	24.48	222.00	0.71	STK
PCU-07-046	214.09	217.98	3.89	-45	7.96	18.03	70.01	0.05	STK

PCU-07-047	254.30	270.98	16.68(10.11)	-56	8.66	2.92	78.39	0.09	V
V =Vein, STK =Stockwork, (TT) =estimated true thickness in metres

Further Results Awaited:

Following completion of the drilling on section 50950N, the drill was moved back up the decline to section 50900N where a total of four holes were drilled, the results of which are awaiting assay.  Following completion of the drilling on section 50900N Phase 2 of the 2007 underground drilling program was terminated on December 6, 2007.

Quality Assurance / Quality Control

The drill core samples were cut by diamond saw and shipped to Acme Analytical Labs in Vancouver for multi-element assay by ICP-ES analysis.  Fire Assay for Ag values >50 gpt is still pending. Standards, duplicates and blanks were inserted and included in the analysis.  Alan Taylor, P. Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

About Canadian Zinc:

Canadian Zinc’s 100% owned Prairie Creek (lead/zinc/silver) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit that is defined by a recently completed 43-101 compliant report which calculates a Measured and Indicated mineral resource in the Vein and Stratabound deposits of 5.2 million tonnes grading 10.9% Pb, 11.4% Zn, 176 g/t Ag and 0.3% Cu along with an open ended Inferred resource of 5.5 million tonnes of 11.4% Pb, 13.5% Zn, 215 g/t Ag and 0.5% Cu. [Technical Report 43-101 – David M. Stone, Minefill Services, Inc., Qualified Person, October 2007 filed on SEDAR].

Cautionary Statement - Forward Looking Information:

This press release contains certain forward-looking information.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company.  The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 – 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: February 13, 2008	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman